BY EDGAR TRANSMISSION

May 4, 2010

Ms. Christina DiAngelo
Mr. John Grzeskiewicz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Principal Funds, Inc.
Response to SEC Staff Comments on:
Registration Statement on Form N-14
Pursuant to Securities Act of 1933
Registration No. 333-165915

Dear Ms. DiAngelo and Mr. Grzeskiewicz:

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on Monday, April 27th and Tuesday, April 28th. Changes in response to staff comments will be made by the Registrant in a pre-effective N-14/A filing for the Proxy
Statement/Prospectus related to the Reorganization of the Short-Term Bond Fund into the Short-
Term Income Fund.

Comment 1. Staff notes its preference that shares registered in the N-14 for exchange be registered on a post-effective amendment to Form N-1A prior to the effective date of the N-14.
Therefore, the staff requests that a pre-effective N-14/A be filed along with a post-effective amendment to Principal Funds, Inc’s Form N-1A for the purpose of registering those shares to be issued in the N-14. Staff notes that it will attempt to accelerate both filings.

Response. A post-effective amendment to Principal Fund, Inc’s Form N-1A as well as pre-
effective amendment on Form N-14/A have been filed with the SEC, along with requests for acceleration for both filings.

Comment 2. Remove those share classes that have not yet been registered from the “Annual Fund
Operating Expenses” table.

Response. Such share classes have been removed

Comment 3. Include footnotes to the “Annual Fund Operating Expenses” table.

Response. Footnotes have been included.

Comment 4. Include other potential options the Board may consider if the reorganization is not consummated.

Response. A list of other potential options was added.

Comment 5. In the section titled “Federal Income Tax Consequences”, include the range of expiration dates for the Acquired Fund’s capital loss carryforward.

Response. The requested disclosure was added.

Comment 6. Correct the error in the “Pro-Forma Financials” introduction paragraph in which the
Short-Term Income Fund is identified as the Acquired Fund.

Response. The error has been corrected.

Comment 7. Include “pro-forma” in the heading of each financial statement.

Response. The requested heading was added.

Comment 8. Include accounting survivor analysis for the Reorganization.

Response. In connection with the Reorganization, Principal Management Corporation
(“PMC”) has determined that, because combined Short-Term Bond fund (“STB”)- Short-Term
Income Fund (“STI”) will, post-Reorganization, more closely resemble STI pre-Reorganization than STB, STI will be the accounting survivor of the Reorganization. As such, STI post-
Reorganization will maintain the performance history of STI at the closing of the Reorganization.

Accounting Survivor

The following is an analysis regarding the accounting survivor. The analysis is based on guidance provided by the Accounting Policy Subcommittee of the
Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004 (“ICI White Paper”). The ICI White Paper seeks to capture and consolidate applicable industry guidance on the subject. The ICI White Paper identifies the following factors, in order of relative importance, to apply in determining the proper accounting surviving entity:

Portfolio Management: The primary factor in determining the accounting survivor is the surviving portfolio management. STB is advised by Principal Global Investors, LLC (“PGI”)
while STI is advised by Edge Asset Management, Inc. (“Edge”). Edge will continue to serve as the investment adviser to STI after the Reorganization. The Edge portfolio managers that are currently primarily responsible for the day-to-day management of STI will continue to be primarily responsible for the day-to-day management post-Reorganization of STI.

     Portfolio Composition: The portfolio composition strategies and techniques of STI post-Reorganization will be the strategies and techniques of STI pre-Reorganization, resulting in a portfolio composition more like that of STI pre-Reorganization than that of STB.

     Investment Objectives, Policies and Restrictions: The Funds have similar investment objectives in that STB seeks to provide current income and STI seeks to provide as high a level of current income as is consistent with prudent investment management and stability of principal. The fundamental investment restrictions of each Fund are identical. Both Funds invest primarily in short-term fixed income securities. The Funds differ principally in that STB generally holds securities with an average maturity of four years or less and dollar–weighted effective maturity of not more than three years while STI generally holds securities with an average maturity of five years or less and a dollar-weighted average duration of not more than three years. The investment policies of the STI post-Reorganization will more closely resemble those of STI pre-Reorganization.

     Expense Structure: STI has a slightly higher expense structure than STB. The expense structure of STI will be the expense structure of STI post-Reorganization.

     Asset Size: As of October 31, 2009, STI had net assets of $469,155,000 while STB had net assets of $125,663,000.

Performance Survivor

     The SEC staff has confirmed that in determining which fund's performance history to use in connection with a fund merger, the attributes of the surviving or new fund and the predecessor fund should be compared to determine which fund the surviving or new fund most closely resembles.1 Among other factors, funds should compare the funds’ respective investment advisers; investment objectives, policies and restrictions; expense structure and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies. The SEC has stated that, generally, the fund whose historical performance may be used by a new or surviving fund is the fund that is the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward. Consistent with these factors and the above analysis, therefore, PMC has determined that the combined fund will maintain the performance history of STI.

Conclusion

     In conclusion, following the Reorganization, STI will be the accounting and performance survivor.

Please call me at 515-235-9328 or Jennifer Mills at 515-235-9154 if you have any questions.

1 See North American Security Trust, 1994 SEC No-Act-LEXIS 876 (Aug. 5, 1994).

Very truly yours

/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant Counsel
Principal Funds, Inc.